Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Caterpillar, Inc. (CAT)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: 2150 Kittredge St. Suite 450, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Caterpillar, Inc. (CAT)
Vote Yes: Item #4 – Net Zero Benchmark Proposal

Annual Meeting: June 9, 2021

CONTACT: Lila Holzman | lholzman@asyousow.org

THE RESOLUTION

Resolved:  Shareholders request that the Board of Directors issue a report, at reasonable expense and excluding confidential information, disclosing the Company’s climate policies, performance, and improvement targets, if any, responsive to each of the indicators set forth in the Net Zero Benchmark, or any rationale for failure to adopt such metrics.

Supporting Statement:  Proponents suggest, at Company discretion, the report provide:

•	Any Net Zero by 2050 GHG emissions reduction targets covering all relevant emissions scopes;
•	Any other medium or long term GHG reduction goals;
•	Any climate performance elements incorporated into executive remuneration.

BACKGROUND

The Intergovernmental Panel on Climate Change’s (IPCC) 2018 report lays out the magnitude of the disaster facing humanity, the environment, and the economy should we not take urgent action to keep global temperature rise to 1.5 degrees Celsius, which requires achieving net-zero greenhouse gas (GHG) emissions globally by midcentury.1 Already companies are experiencing material costs and disruptions from climate change impacts, including increased frequency of extreme storms and fire events, rising temperatures, supply chain disruptions, and loss of worker productivity. The goal of limiting average global temperature rise to 1.5°C is embedded in the internationally agreed upon 2015 Paris Climate Agreement. Meeting the Paris Agreement’s 1.5°C goal is a global imperative to avoid systemic climate risks to the global economy, to Caterpillar, and to investors and their fiduciaries.

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1 Intergovernmental Panel on Climate Change, “Global Warming of 1.5°C,” 2018. https://www.ipcc.ch/sr15/

2021 Proxy Memo Caterpillar Inc | Net Zero Benchmark Proposal

Climate Action 100+ Initiative. Investors and the financial sector broadly are calling for enhanced disclosure and accelerated corporate action on the climate crisis. The steering committee of the CA100+, a coalition of more than 500 investors with over $54 trillion in assets,2 launched the Net-Zero Company Benchmark in 2020 to help investors assess and compare company progress on climate. The Benchmark calls on the largest carbon-emitting companies, including Caterpillar, to align disclosures with criteria demonstrating that companies are transitioning their enterprises in alignment with the Paris Agreement’s 1.5°C net-zero goal.3

SUMMARY

Shareowners concerned with preventing the systemic risks associated with a rapidly warming planet seek to understand if and how Caterpillar intends to reduce its substantial contribution to climate change and meet the disclosure criteria laid out in the CA100+ Net-Zero Company Benchmark.

Caterpillar’s business model promotes the use of carbon-intensive fossil fuels, both in the equipment it produces and the industries that its machinery serves, and the company has lagged on both climate action and disclosure. As of April 2021, it has in place already outdated climate-related targets for 2020 addressing only the company’s Scope 1 and 2 emissions. This leaves the company’s significant Scope 3 emissions unaddressed and the company’s long term decarbonization ambition unclear. In contrast, several peers in the construction materials sector have set, or committed to validate, their GHG targets through the Science-Based Targets initiative,4 which provides assurance that a company’s climate targets are ambitious and in line with global emission reduction goals.

Given the impact of climate change on the economy, the environment, and human systems, and the short amount of time in which to address it, Caterpillar has a clear responsibility to its investors to account for whether and how it plans to reduce its ongoing climate contributions and align related disclosures with the Net-Zero Benchmark indicators.

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2 https://www.climateaction100.org/

3 https://www.climateaction100.org/wp-content/uploads/2020/12/Net-Zero-Benchmark-Indicators-12.15.20.pdf

4 https://sciencebasedtargets.org/

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2021 Proxy Memo Caterpillar Inc | Net Zero Benchmark Proposal

RATIONALE FOR A YES VOTE: NET-ZERO BENCHMARK ALIGNMENT PROPOSAL

1)	Caterpillar’s GHG emissions and lack of a comprehensive plan to reduce these emissions across its value chain increase risk to Caterpillar, to the global climate, and to investor portfolios. Caterpillar is a leading manufacturer of heavy-duty, fossil fuel intensive machinery that is key to some of the highest carbon-emitting industries in the world. Caterpillar has not publicly endorsed the Paris Agreement and has shown continued political support of the coal industry, despite global pressures to reduce GHG emissions. Given the negative financial effects Caterpillar has already seen from the COVID-19 pandemic, the company should be preparing for more disruptive effects from the ongoing transition to a net-zero, Paris-aligned economy.

2)	Caterpillar does not provide shareholders with sufficient information of whether or how it will align climate-related disclosures with key elements of the Net-Zero Benchmark. Caterpillar currently has no net-zero commitment, and since meeting its 2020 emission intensity reduction goal, has yet to set new targets – despite having over 7 years since setting its previous goal. The company’s 2020 goal did not address Caterpillar’s significant Scope 3 emissions. Caterpillar has failed to align with eight out of the nine assessed indicators of the Net-Zero Benchmark, highlighting its lack of climate commitment and planning.[5]

3)	Caterpillar is falling behind peers in addressing the impact of its emissions. Many of the companies assessed in the Net-Zero Benchmark assessment in the “Other Industrials” category surpass Caterpillar on a number of climate commitments. Several have already made net-zero commitments, as well as setting near or mid-term Science-Based Targets. Additionally, many of these peers surpassed Caterpillar on the climate policy engagement and climate governance indicators of the assessment.

4)	The risk that climate change poses to investors is increasingly recognized by financial and regulatory institutions. As more countries commit to net-zero emissions by 2050, further pressure is placed on the private sector to account for how it will achieve such a transition. Six of the largest U.S. banks have committed to achieve Paris-aligned or net-zero financed emissions by 2050. A significant number of large investment managers have also committed to achieve net-zero portfolio emissions.

DISCUSSION

1) Caterpillar’s GHG emissions and lack of a comprehensive plan to reduce these emissions across its value chain increase risk to Caterpillar, to the global climate, and to investor portfolios.

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5 https://www.climateaction100.org/company/caterpillar-inc/

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2021 Proxy Memo Caterpillar Inc | Net Zero Benchmark Proposal

Caterpillar was named on the CA100+ initiative’s list of the 100 largest carbon-emitting companies globally. It is the world’s leading manufacturer of construction and mining equipment, diesel and natural gas engines, industrial gas turbines, and diesel-electric locomotives.6 Much of the equipment Caterpillar manufactures runs on carbon-emitting diesel. While Caterpillar has focused on increasing fuel efficiency and electrification of some models, overall Caterpillar has no electrification plan for its polluting machinery.

Additionally, Caterpillar’s products are used in a wide range of fossil fuel extraction industries, like coal mining, fracking, and oil sands – some of the most carbon intensive industries in the world. Caterpillar does not address the climate impact to its business of a decline in fossil fuel related industries.

Shareholders hope to see Caterpillar take responsibility for the full climate impacts of its business units, including operational emissions and product-based emissions (Scopes 1-3), and transparently disclose plans for alignment with the Paris Climate Agreement and a decarbonizing global economy.

2) Caterpillar does not provide shareholders with sufficient information of whether or how it will align climate-related disclosures with key elements of the Net-Zero Benchmark.

Shareholders are increasingly concerned about material climate risk to both their companies and their portfolios and seek clear and consistent disclosures from the companies in which they invest. The CA100+ Benchmark calls on companies, including Caterpillar, to provide a transparent plan for reducing their GHG emissions to net-zero and to provide specific climate related financial disclosures and climate governance transparency.

Caterpillar did not meet Benchmark criteria for eight out of the nine assessed indicators.7 Caterpillar has not set a net-zero target or any target beyond 2020, linked executive remuneration to GHG reduction metrics, disclosed its Scope 3 emissions, or discussed decarbonization strategies or capital stock alignment in relation to climate. Caterpillar received partial credit for the climate policy (lobbying) indicator by disclosing an incomplete list of its memberships to industry associations on its website; it has not published a review of its alignment with its industry associations. A number of Caterpillar’s industry associations actively lobby against U.S. climate policy, including multiple associations that actively promote the role of coal in the energy mix, such as America’s Power (ACCCE) and the National Mining Association, and the World Coal Association, which actively promotes a long term role for coal in global energy.8

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6 https://d18rn0p25nwr6d.cloudfront.net/CIK-0000018230/378a4273-6a06-45c7-93af-f22f71e2ea89.pdf p. 1

7 https://www.climateaction100.org/company/caterpillar-inc/

8 https://influencemap.org/company/Caterpillar-23fa28232337f0149d9f7c694a2e5325/projectlink/Caterpillar-In-Climate-Change

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2021 Proxy Memo Caterpillar Inc | Net Zero Benchmark Proposal

The Net-Zero Benchmark specifically seeks disclosure on whether Caterpillar has set an ambition to achieve net-zero GHG emissions by 2050 or sooner and whether any such emissions abatement explicitly includes Scope 1, 2 and, importantly, Scope 3 emissions. Currently Caterpillar’s only GHG reduction goal is for a 50% reduction in GHG emission intensity for Scope 1 and 2 by 2020.9 While Caterpillar met this goal ahead of schedule, its lack of new target setting is concerning. Furthermore, it is imperative for Caterpillar to not only look at its operational emissions, which only account for a fraction of its carbon footprint, but to be transparent about its emissions across its full value chain. Scope 3 product-based emissions are likely a significant portion of Caterpillar’s overall emissions.10 Only by calculating Scope 1, 2, and 3 emissions will Caterpillar be able understand its full climate change impact.

3) Caterpillar is falling behind peers in addressing the impact of its emissions.

Of the twelve companies assessed in the “Other Industrials” category of the Net-Zero Benchmark assessment, nine are ahead of Caterpillar in setting some sort of net-zero emissions targets. Cummins, GE, Hitachi, Hon Hai, Koninklijke Philips, Saint Gobain, Trane Technologies, and Siemens all have Scope 1 and 2 net-zero GHG emission reduction targets. Daikin has gone further and has a net-zero GHG emissions by 2050 ambition across all scopes of its emissions. 11

Of these nine, six have committed to the Science Based Targets initiative, which requires goals for Scope 3 emissions if they are a significant portion of the company’s emissions. Cummins, Hitachi, Saint Gobain, Trane Technologies, and Siemens all have GHG targets set for Scope 1, 2, and 3 emissions; and Hon Hai has committed to setting targets with the initiative.12 Cummins, Hitachi, Trane, and Siemens all have set Scope 1, 2, and 3 emission reduction goals that are consistent with achieving the more ambitious 1.5°C goal set out in the Paris Agreement.

Under the climate policy engagement indicator within the Net-Zero Benchmark Assessment, Caterpillar has only met one of the sub-indicators by disclosing its trade association memberships. In contrast, Cummins, Daikin, Koninklijke, Siemens, and Trane all have gone further by disclosing lists of their climate-lobbying activities. For its climate lobbying practices, Caterpillar ranked the lowest of its peers in its industry and was the only one to receive an F grade by InfluenceMap.13

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9 https://reports.caterpillar.com/sr/2019_Caterpillar_Sustainability_Report.pdf p.9

10 https://www.epa.gov/climateleadership/scope-3-inventory-guidance

11 https://www.climateaction100.org/whos-involved/companies/?search_companies&company_sector=other-industrials

12 https://sciencebasedtargets.org/companies-taking-action#table

13 https://influencemap.org/filter/List-of-Companies-and-Influencers#4

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2021 Proxy Memo Caterpillar Inc | Net Zero Benchmark Proposal

Under the climate governance indicator within the Net-Zero Benchmark Assessment, Caterpillar does not meet any of the criteria, but many of its peers have already aligned with one or multiple of the sub-indicators.14 Cummins, Daikin, GE, Hitachi, Siemens, and Trane all meet Indicator 8.1, which states the company’s board has clear oversight of the management of climate change risks. Koninklijke and Hon Hai partially meet criteria for Indicator 8.2 (with Koninklijke meeting all such criteria) Indicator 8.2 states that the company’s executive remunerations scheme should incorporate climate change performance elements, including GHG reduction targets. Saint Gobain has complied with all criteria for Indicators 8.1 and 8.2, showcasing its strong alignment with best practices for climate governance.

4) The risk that climate change poses to investors is increasingly recognized by financial and regulatory institutions.

As more countries and jurisdictions make net-zero by 2050 commitments,15 businesses will be under increased scrutiny to disclose whether their operations and plans are in line with such commitments. The Securities and Exchange Commission has increasingly emphasized the importance of climate-related risk reporting.16 The SEC recently opened a public comment period asking how the agency can better guide climate change disclosures, demonstrating its reinvigorated prioritization of the issue.

Morgan Stanley, Bank of America, Citigroup, JP Morgan Chase, Goldman Sachs, and Wells Fargo all recently announced ambitions to reduce their financed emissions in alignment with the Paris Climate Agreement.17 These commitments highlight the banking sectors increasing scrutiny on financing of high carbon emitting industries and companies. In his 2021 annual letter to CEO’s, BlackRock CEO Larry Fink highlights that “companies with a well-articulated long-term strategy, and a clear plan to address the transition to net-zero, will distinguish themselves with their stakeholders.”18 Blackrock and Vanguard joined 43 investment firms managing more than $22.8 trillion of assets in committing to cut the net greenhouse gas emissions of their portfolio to zero by 2050.19

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14 https://www.climateaction100.org/whos-involved/companies/?search_companies&company_sector=other-industrials

15 https://www.climatechangenews.com/2019/06/14/countries-net-zero-climate-goal/

16 https://corpgov.law.harvard.edu/2021/03/11/sec-will-aggressively-scrutinize-issuers-climate-change-disclosure/

17 https://www.msn.com/en-us/money/markets/wells-fargo-is-the-last-of-the-big-six-banks-to-issue-a-net-zero-climate-pledge-now-comes-the-hard-part/ar-BB1eoUpg

18 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

19 https://www.bloomberg.com/news/articles/2021-03-29/vanguard-blackrock-join-investors-pledging-net-zero-emissions?cmpid=BBD032921_GREENDAILY&utm_medium=email&utm_source=newsletter&utm_term=210329&utm_campaign=greendaily

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2021 Proxy Memo Caterpillar Inc | Net Zero Benchmark Proposal

RESPONSE TO CATERPILLAR BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

Caterpillar’s Board of Directors (“the Board”) recommends a vote against this shareholder proposal, arguing that it already discloses improvement targets and performance progress toward achieving climate-related objectives. As described above, however, Caterpillar fails to disclose the Company’s climate policies, performance, and improvement targets, if any, responsive to each of the indicators set forth in the Net-Zero Benchmark including indicators regarding net-zero ambitions, other emission reduction goals covering all relevant emission scopes, or other climate governance best practices set forth in the Benchmark. The company states, “We are working to develop a variety of alternative power solutions to support a lower carbon future, including battery powered construction machines,” but provides no clear plan setting forth goals and timelines to achieve this goal. The company states, “We continue working on ESG objectives – including climate –and will publish new goals to enhance our performance and impact beyond 2020.” While investors look forward to seeing the company’s new targets, Caterpillar has yet to provide assurance that any new targets will cover the full scope of the company’s footprint on the scale and timeline required by the Paris Agreement. Further concerns regarding Caterpillar’s lack of alignment with other key elements of the Net-Zero Benchmark also remain wholly unaddressed.

CONCLUSION

Vote “Yes” on this Shareholder Proposal seeking information on whether and how Caterpillar intends to align its disclosure with the Net Zero Benchmark.

Caterpillar has no net-zero emissions goal and has yet to set new targets beyond its expired 2020 emissions intensity reduction goals. The company has not addressed its considerable product-based emissions—a critical part of assuring investors it is sufficiently addressing its full climate impact and risk. Caterpillar also has the chance to further align with other key indicators within the Benchmark, including climate policy engagement and climate governance. Without measurable commitments and comprehensive disclosures from the company, shareowners are unable to discern if Caterpillar’s climate-related actions are adequate to reduce climate impact and risk.

Shareholders urge strong support for this proposal, which will bring increased transparency from Caterpillar about its intentions to address the climate-related risks facing its shareholders.

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For questions, please contact Lila Holzman, As You Sow lholzman@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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